Trayne S Wheeler trayne.wheeler@klgates.com T +1 617 951 9068 F +1 617 261 3175

VIA EDGAR

Division of Investment

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Collateral Trust (the “Trust”) — File No. 333-23027 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 3 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 27, 2018, accession no. 0001133228-18-002572 (the “Amendment”). The Amendment was filed for the purpose of updating financial information in the Registration Statement for John Hancock Collateral Trust, the sole series of the Trust (the “Fund”), and making other nonmaterial changes.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Part A Comments

1.	Comment — Under “MANAGEMENT—The portfolio managers, their titles and length of association with the Fund,” please revise the disclosure to state the month and year in which each portfolio manager commenced association with the Fund.

Response — The Trust notes that Item 5(b) of Form N-1A requires registrants to “state the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the

K&L Gates LLP

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day-to-day management of the Fund’s portfolio.” The Trust believes that the disclosure identified by the SEC satisfies this requirement. Therefore, the Trust respectfully declines to make any changes in response to this comment.

2.	Comment — Under “INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS, AND DISCLOSURE OF PORTFOLIO HOLDINGS —(c) Risks” the Fund states that “Although the Fund will comply with the rating maturity and diversification requirements set forth herein, the Fund is NOT a money market fund within the meaning of Rule 2a-7 under the 1940 Act and does NOT seek to maintain a stable $1.00 share price.” Please move and re-format this disclosure to be more prominent within the Item 9 of Form N-1A disclosures.

Response — The Trust will make the requested change at its next annual update. In response to the SEC’s comment, the Trust will duplicate the sentence noted above following the last paragraph under the heading “Implementation of Investment Objective” and has bolded the disclosure.

3.	Comment — Under “INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS, AND DISCLOSURE OF PORTFOLIO HOLDINGS —(c) Risks,” under “Cybersecurity and operational risk” and “Economic and market events risk,” please revise the disclosure where appropriate to refer to “the Fund” or “a fund.”

Response — In response to the Staff’s comment the Trust will revise the disclosure to refer to “the Fund” at its next annual update.

4.	Comment — Under “MANAGEMENT ORGANIZATION AND CAPITAL STRUCTURE - (a)(2) Portfolio Management,” please revise the disclosure to state the month and year in which each portfolio manager commenced association with the Fund.

Response —The Trust believes that the disclosure identified by the SEC satisfies the requirements of Item 10(a)(2) of Form N-1A. Therefore, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — Under “SHAREHOLDER INFORMATION - (c) Redemption of Fund Shares,” please add the disclosure required by Item 11(c)(7) and (c)(8) of Form N-1A.

Response — The Trust will make the requested change at its next annual update. In response to the Staff’s comment, the Trust will add the following text:

The Fund typically expects to mail or wire redemption proceeds between 1 and 3 days following the receipt of the shareholder’s redemption request. In unusual

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circumstances, the Fund may temporarily suspend the processing of sell requests or may postpone payment of proceeds for up to three business days or longer, as allowed by federal securities laws.

Under normal market conditions, the Fund typically expects to meet redemption requests through holdings of cash or cash equivalents or through sales of portfolio securities, and may access other available liquidity facilities. In unusual or stressed market conditions, in addition to the methods used in normal market conditions, the Fund may meet redemption requests through the use of its line of credit, interfund lending facility, redemptions in kind, or such other liquidity means or facilities as the Fund may have in place from time to time.

Part B Comments

6.	Comment — In the introductory paragraph, please disclose how shareholders may obtain a copy of the prospectus, per Item 14(a)(3)(ii) of Form N-1A.

Response — The Trust will make the requested change at its next annual update.

7.	Comment — Under “MANAGEMENT OF THE FUND - (a) Management Information,” please include a column disclosing other directorships held by each Trustee during the previous five years in accordance with Item 17(a)(1) of Form N-1A.

Response — The Trust believes that the current disclosure is sufficient because the Trustees table includes the information required by Item 17(a)(1) of Form N-1A. Accordingly, the Trust respectfully declines to make changes in response to this comment.

8.	Comment — Under “INVESTMENT ADVISORY AND OTHER SERVICES - (a) Investment Adviser - The Subadvisory Agreement,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — Under “FINANCIAL STATEMENTS” please include file numbers when incorporating the annual report by reference.

Response — The Trust will make the requested change at its next annual update.

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10.	Comment — Please confirm that the Proxy Voting Policies and Procedures, as updated May 1, 2017, are the current proxy voting policies and procedures for the Adviser and the Subadviser.

Response — The Trust so confirms.

Part C Comments

11.	Comment — For Item 31 (Business and Other Connections of the Investment Adviser) when incorporating by reference the Form ADV disclosure of the Adviser, include the file number of the Form ADV.

Response — The Trust will make the requested change at its next annual update.

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The Trust, on behalf of the Fund, intends to incorporate any changes to the Fund’s Registration Statement made in response to the staff’s comments in the next routine update of the Registration Statement. If you have any questions, please call me at (617) 951-9068.

Sincerely,
/s/ Trayne S Wheeler
Trayne S Wheeler

cc:	Harsha Pulluru, Assistant Secretary of the Trust
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